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                                                                   Exhibit 15a

                                 AMENDED AND RESTATED
                     PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1
                              (AS OF JANUARY 2, 1997)

                                          OF

                              MORGAN STANLEY FUND, INC.

                          (MORGAN STANLEY MONEY MARKET FUND)

    WHEREAS, Morgan Stanley Fund, Inc. (the "Fund") intends to engage in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and

    WHEREAS, the Fund desires to adopt a Plan of Distribution pursuant to Rule 12b-1 under the Act with respect to shares of its common stock, par value $.001 per share, that are classified and allocated to its Morgan Stanley Money Market Fund (the "Shares") and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Plan of Distribution will benefit the Fund and its stockholders; and

    WHEREAS, the Fund intends to employ Van Kampen American Capital Distributors, Inc. (the "Distributor") as distributor of the Shares; and

    WHEREAS, the Fund and the Distributor have entered into a Distribution Agreement with the Fund for the Shares, pursuant to which the Fund will employ the Distributor as distributor of the continuous offering of the Shares;

    NOW, THEREFORE, the Fund hereby adopts, and the Distributor hereby agrees to the terms of, this Plan of Distribution (the "Plan") in accordance with Rule 12b-1 under the Act on the following terms and conditions:

    1. The Fund shall pay to the Distributor, as the distributor of the Shares, compensation for the distribution of the Shares at the annual rate not to exceed 0.50% of the average daily net assets of the Morgan Stanley Money Market Fund. The amount of such compensation shall be agreed upon by the Board of Directors of the Fund and by the Distributor and shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors and the Distributor shall mutually agree.

    2. The amount set forth in Paragraph 1 of this Plan shall be paid for the Distributor's services as distributor of the Shares. Such amount may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Shares, including, but not limited to: compensation to and expenses, including overhead and telephone expenses, of employees of the Distributor who engage in or support distribution of the Shares; printing of prospectuses and reports for other than existing stockholders or filings with any federal or state securities authorities; preparation, printing and distribution of sales literature and advertising materials; and compensation to broker/dealers who sell Shares. The Distributor may negotiate with any such broker/dealer the services to be provided by the broker/dealer to stockholders in connection with the sale of Shares, and all or any portion of the compensation paid to the Distributor under Paragraph 1 of this Plan may be reallocated by the Distributor to broker/dealers who sell Shares.

    3. This Plan initially became effective after it was approved by a vote of at least a majority (as defined in the Act) of the outstanding Shares.

    4. In addition to the approval required by Paragraph 3 above, this Plan and the amendment and restatement of this Plan is effective only if it has been approved, together with any related agreements, by votes of a majority of both (a) the Board of Directors of the Fund and (b) those Directors of the Fund who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan

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or any agreements related to it (the "Rule 12b-1 Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

    5. This Plan was adopted for the Shares effective on the date the class of the Shares commenced operation and the amendment and restatement of this Plan became effective as of January 2, 1997. This Plan as amended and restated shall continue in effect for a term of one year from the date of its adoption. Thereafter, this Plan as amended and restated shall continue in effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 4.

    6. The Distributor shall provide to the Board of Directors of the Fund and the Board of Directors shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made, including commissions, advertising, printing, interest, carrying charges and allocated overhead expenses.

    7. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding Shares.

    8. This Plan may not be amended to increase materially the amount of compensation provided for in Paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in Paragraph 3 hereof, and no material amendment to the Plan of any kind, including an amendment that would increase materially the amount of such compensation, shall be made unless approved in the manner provided for approval and annual renewal in Paragraph 4 hereof.

    9. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the then current Directors who are not interested persons (as defined in the Act) of the Fund.

    10. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 6 hereof for a period of not less than six years from the date of this Plan, such agreements or such reports, as the case may be, the first two years in an easily accessible place.